AMENDATORY RIDER

This Rider is issued as a part of the contract to which it is attached. Except where this Rider provides otherwise, it is subject to all conditions and limitations of such contract.

1.    The following is added to the DEFINITION OF CERTAIN TERMS provision:

DCA Program Fixed Account(s) - Account(s) established to be used for the Dollar Cost Averaging program(s). It is part of the Company’s General Account.

2.    The following is added to the PREMIUMS PAYMENTS provision:

Dollar Cost Averaging Program

From time to time, the Company may offer and the Contract Owner may enroll in a Dollar Cost Averaging Program (the “Program“). Prior to enrollment, the Contract Owner may obtain the available account(s), duration(s), or credited rates.

The Contract Owner may terminate participation in the Program at any time by calling or writing the Company. In such event, the remaining balance in the DCA Program Fixed Account will be transferred to the Account(s) designated by the Contract Owner.

3.    The following is added to the Premium Payments section of the PREMIUM PAYMENTS provision:

If the Contract Owner is exchanging from one of the Company’s existing contracts, the Contract Owner may be eligible for certain credits applied to the amount exchanged. Eligibility for such credits will be extended to all members of any class of business the Company designates.

4.    The following is added to the CONTRACT CONTROL PROVISIONS:

If the Contract Owner is not the Annuitant and if no Contingent Annuitant has been named, the Contract Owner (or in the case of joint Contract Owners, the younger Contract Owner) will be presumed to be the Contingent Annuitant. The Contract Owner may waive this presumption.

5.    The following is added to the TERMINATION PROVISIONS:

Calculation of the Death Benefit
Should the Contract Owner or Annuitant die before the Annuity Commencement Date, any Death Benefit payable will be calculated as of the date written notification of Due Proof of Death is received by the Company.

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Calculation of the Death Benefit (Continued)
If the calculated Death Benefit exceeds the Contract Value, the difference will be allocated to the Sub-Account(s) in accordance with the last Sub-Account allocation instructions received from the Contract Owner.

During the time period between the Company’s receipt of written notification of Due Proof of Death and the Company’s receipt of complete settlement instructions from each Beneficiary, the calculated Death Benefit amount will be subject to market fluctuations.

Death On or After the Annuity Commencement Date
If the Contract Owner dies, and the Annuitant is living, the designated Beneficiary will become the Contract Owner.

If the Annuitant dies, the Contract Owner will be the Beneficiary. If a Death Benefit is payable, the rights of the designated Beneficiary are voided. If the Annuitant who is also the Contract Owner dies, the designated Beneficiary will be the Beneficiary.

The Death Benefit will be calculated as in the manner described in the settlement option then in effect as of the date written notification of Due Proof of Death is received by the Company.

Settlement of the Death Benefit

As of the date of receipt of complete disbursement instructions from the Beneficiary, the amount to be paid or applied to a selected settlement option will be computed. When there is more than one Beneficiary, the amount will be calculated for each Beneficiary’s share of the proceeds and paid or applied to a selected settlement option according to and upon each Beneficiary’s instructions. If the date of receipt of complete instructions falls on a non-Valuation Day, the amount will be computed on the next Valuation Day.

When payment is taken in one sum, payment will be mailed within 7 days of the Company’s receipt of complete instructions, except when the Company is permitted to defer such payment under the Investment Company Act of 1940.

Distribution Requirements
Subject to the Alternative Election or Spouse Beneficiary provisions below,
a)If any Contract Owner dies before the Annuity Commencement Date, the entire interest in the Contract will be distributed within five years after such death; and
b)If any Contract Owner dies on or after the Annuity Commencement Date and before the entire interest in the Contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of such death.

If the Contract Owner is not an individual, then for purposes of the preceding paragraph a or b, the primary Annuitant will be treated as the Contract Owner

Alternative Election to Satisfy Distribution Requirements
If any portion of the interest of a Contract Owner described above is payable to or for the benefit of a designated Beneficiary, and the Beneficiary elects after the Contract Owner’s death to have the benefit distributed over a period that:
a)does not extend beyond such Beneficiary’s life (or life expectancy); and
b)does commence within one year of the date of death,
then for purposes of satisfying the Distribution Requirements above, the benefit will be treated as distributed entirely on the date such periodic distributions begin.

Spouse Beneficiary
In the event of the death of a Contract Owner and there is no joint Contract Owner, and a Beneficiary is the Contract Owner’s spouse and the Annuitant (or Contingent Annuitant, if applicable) is alive, the contract will continue with the spouse as the Contract Owner, unless the spouse elects to be paid a Death Benefit settlement option. This provision will apply only once with respect to this contract.

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1.The Annuity Commencement Date: section of the SETTLEMENT PROVISIONS is revised as follows:

The Annuity Commencement Date is shown on Page 3. You may change the date by notifying Us within 30 days prior to the Annuity Commencement Date. This date will not be deferred beyond the Valuation Day immediately following the later of:

a)the Annuitant’s 90th birthday; or
b)the end of the tenth Contract Year

unless the Contract Owner elects a later Annuity Commencement Date subject to laws and regulations then in effect and Our approval.

2.The Date of Payment section of the SETTLEMENT PROVISIONS is revised as follows:

The first Annuity payment is payable on the Annuity Commencement Date. The remaining Annuity payments are computed and payable as of the same day of the month as the Annuity Commencement Date, based on the elected Annuity payment frequency.

Signed for Hartford Life Insurance Company

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